[redacted] ATRIUM INNOVATIONS

07026114

SEC MAIL PROCESSING SECTION RECEIVED AUG 16 2007 WASH. D.C. 186

August 9, 2007

SUPPL

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **MD&A;**
2. **Interim Financial Statements as of June 30, 2007;**
3. **Certification of Interim Filings by the CEO; and**
4. **Certification of Interim Filings by the CFO**

Yours truly,

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

Manon Deslauriers
Corporate Secretary

Encl. (4)

HEALTH AND NUTRITION Division

ACTIVE INGREDIENTS AND SPECIALTY CHEMICALS Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

Management's Discussion and Analysis of Financial Condition and Results of Operations ▶ Q2-2007

Message to Shareholders

During the second quarter, Atrium Innovations generated revenues of US$76.4 million, an increase of 2.9% when compared to the same quarter a year earlier. This increase combined with the high growth of the first quarter of 2007 gives us an increase of 13.8% for the six-month period. EBITDA increased by 8.6% to reach $12.7 million for the second quarter of 2007 due to synergies and good cost controls. Net earnings reached US$6.6 million for the quarter, an increase of 4.9% compared to the same quarter last year. We continue to generate significant operating cash flows (before changes in non-cash working capital items) with US$7.5 million generated during the second quarter of 2007.

This quarter was marked by the negotiation for the acquisition of Mucos Emulsions GmbH. announced, July 12, 2007, for the sum of US$175.9 million (127.5 million euros). Mucos, founded in Munich, Germany, in 1949, is specialized in enzyme based products. Its main product, whose brand name is Wobenzym™, is the most used natural anti-inflammatory drug in Germany. The effectiveness of Wobenzym™ was shown within the framework of many clinical studies. Mucos's products are mainly sold in Germany and Eastern Europe, but also in Asia, Latin America and North America. The company has about sixty employees of which 42 are dedicated to sales and marketing. In 2006, Mucos recorded revenues and a normalized EBITDA of some US$85 million (62 million euros) and US$27 million (20 million euros), respectively. We are proud to integrate Mucos into the Atrium Group since this company is recognized in the industry for the quality and the effectiveness of its products. With the Mucos acquisition, Atrium establish his Health & Nutrition Division in the European market with a well-known trademark and acquires a privileged access to the German market, the biggest European market for nutritional supplements.

To finance the acquisition of Mucos, we modified our credit facility by increasing the authorized amount to US$350 million, amount which can be raised to US$425 million under certain conditions. This amended credit facility has a 5 year term. At July 12, 2007, following the acquisition of Mucos, we used US$264 million of this facility, thus leaving us an amount for our future needs along with the important cash flows generated.

Atrium Innovations has, more than ever before, everything it needs to pursue its development plan: a healthy financial situation to sustain organic growth and growth by acquisitions, an efficient structure, innovative products with high added value, market niches with aggressive growth and an experienced management team.

Pierre Fitzgibbon
President and Chief Executive Officer

Luc Dupont
Chairman of the Executive Committee of the Board of Directors

Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q2-2007

The following analysis provides a review of Atrium Innovations Inc.'s ("Atrium Innovations") results of operations and cash flows for the quarter and the six-month period ended June 30, 2007 compared with the quarter and the six-month period ended June 30, 2006 and the financial conditions as at June 30, 2007 compared to December 31, 2006. In this Management's Discussion and Analysis ("MD&A"), "Atrium Innovations", the "Company", "we", "us", and "our" mean Atrium Innovations Inc. and its subsidiaries. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the quarter and the six-month period ended June 30, 2007 and with our annual consolidated financial statements for the year ended on December 31, 2006.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) financial expenses, foreign exchange lost and income tax expense. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Innovations is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Innovations markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium Innovations has over 600 employees and operates four manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals:

1. HEALTH & NUTRITION (" H&N ")

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products. In North America, more than 40,000 healthcare professionals such as medical doctors, chiropractors and nutritionists recommend our products while in Germany and many other European countries, they are mainly sold in pharmacies. Our products are sold by our own sales force in North America and in Europe (particularly in Germany) and some of our products are also offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

2. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS (" AI&SC ")

This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, industrial and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 42 specialized distributors in 48 other countries.

FINANCIAL SUMMARY FOR THE SECOND QUARTER OF 2007:

- Revenues were $76.4 million for the quarter ended June 30, 2007 in comparison with $74.3 million for the same period en 2006, an increase of 2.9%;
- EBITDA increased by 8.6% to $12.7 million in the second quarter of 2007 compared to $11.7 million for the same period in 2006;
- Net earnings reached $6.6 million for the quarter ended June 30, 2007 compared to $6.3 million for the same period in 2006, an increase of 4.9%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $7.5 million for the second quarter of 2007 which is similar to the same period in 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q2-2007

IMPORTANT EVENTS DURING THE SECOND QUARTER OF 2007:

Atrium Biotechnologies becomes Atrium Innovations
On May 10, 2007, Atrium Biotechnologies Inc. changed its name to Atrium Innovations Inc. The name change reflects the evolution from being the subsidiary of a biotechnology company to a leading multi product manufacturer and marketer as well as the increased recognition for having a diversified and innovative product portfolio.

Nomination to the Board of Directors
On May 10, 2007, Mr. Pierre Laurin, Chairman of the Board of Atrium Innovations, announced the nomination of Mrs. Carole St-Charles to the board of directors. Mrs. St-Charles is the president of Consortium J.L.F. Inc., principal partner of J.L Freeman L.P., a company marketing food and health-beauty products.

Nomination of a new President and Chief Executive Officer
On May 31, 2007, the Chairman of the Board of Atrium Innovations, Mr. Pierre Laurin, announced the nomination of Mr. Pierre Fitzgibbon as President and Chief Executive Officer of the Company. He has experience particularly in Atrium's important sectors, such as strategic planning, financing and mergers and acquisitions. Luc Dupont becomes the Chairman of the Executive Committee of the board of directors and will continue as a member of the board of directors.

SUBSEQUENT EVENTS

Financing
On July 4, 2007, the Company amended and restated its revolving credit facility. This 5 year revolving credit facility may be extended for an additional year in both 2008 and 2009. The authorized amount is $350 million and bears interest at variable rates for which there is a first hypothec on all assets of the Company and its North America and German subsidiaries. Moreover, all the shares held by the company in its French subsidiaries have been given as collateral security. The Company may increase the authorized amount up to a maximum of $425 million under certain conditions.

Acquisition of Mucos Emulsions GmbH.
On July 12, 2007, the Company, through one of its subsidiaries, acquired all of the outstanding shares of Mucos Emulsions GmbH. ("Mucos") for a total cash consideration of approximately $175.9 million (127.5 million euros). The acquisition was financed through the Company's amended and restated revolving credit facility.

Mucos, founded in Munich, Germany, in 1949, is specialized in enzyme based products. Its main product, Wobenzym™, is the most used natural anti-inflammatory drug in Germany. The effectiveness of Wobenzym™ was shown within the framework of many clinical studies. Mucos's products are mainly sold in Germany and Eastern Europe, but also in Asia, Latin America and North America. The company has about sixty employees of which 42 are dedicated to sales and marketing. In 2006, Mucos recorded revenues and a normalized EBITDA of some 62 million euros (US$85 million) and 20 million euros (US$27 million), respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q2-2007

Consolidated Statement of Earnings Summary (unaudited)

	Quarters ended June 30		Six-month periods ended June 30	
(in thousands of US dollars)	**2007**	**2006**	**2007**	**2006**
	$	$	$	$
Revenues	**76,417**	74,283	**171,103**	150,292
Earnings from operations (EBIT)	**11,577**	10,847	**25,507**	21,384
Depreciation and amortization	**1,102**	826	**2,131**	1,643
EBITDA	**12,679**	11,673	**27,638**	23,027
Net earnings	**6,627**	6,319	**15,245**	13,211
Net earnings per share (EPS)				
Basic	**0.22**	0.21	**0.50**	0.44
Diluted	**0.20**	0.19	**0.47**	0.41
Cash flow from operating activities before changes in non-cash operating working capital items	**7,500**	7,594	**17,228**	15,645

Consolidated Balance Sheet Data (unaudited)

	As at June 30,	As at December 31,
(in thousands of US dollars)	**2007**	**2006**
	$	$
Total assets	**343,678**	323,318
Long-term liabilities	**121,629**	112,703

Revenues for the quarter ended June 30, 2007, were $76.4 million compared to $74.3 million for the same period in 2006, an increase of $2.1 million or 2.9%. The increase mainly came from the increase of the organic growth in the AI&SC Division, the acquisitions of AquaCap in January 2007, DL Canada in September 2006 and Amisol in May 2006 offset by the reduction of revenues in the H&N Division.

For the six-month period ended June 30, 2007, revenues reached $171.1 million compared to $150.3 million for the same period in 2006, an increase of 13.8%. The increase mainly came from the increase of the organic growth in the AI&SC Division, the acquisitions of AquaCap in January 2007, DL Canada in September 2006 and Amisol in May 2006.

Gross margin amounted to $26.1 million for the quarter ended June 30, 2007, compared to $23.1 million in the same period of 2006, an increase of $3.0 million or 13.1%. For the six-month period ended June 30, 2007, gross margin was $54.5 million compared to $44.5 million for the same period in 2006 representing an increase of $10.0 million or 22.4%.This variation is primarily attributable to: (i) the gross margin from the acquisition of AquaCap in January 2007 and from the acquisitions of Amisol and DL Canada during 2006; (ii) organic growth; and (iii) the synergies realized from the acquisitions of AquaCap, DL Canada and Amisol. The gross margin rate for the second quarter increased from 31.0% in 2006 to 34.1% in 2007 and for the six-month period ended June 30, passed from 29.6% in 2006 to 31.8% in 2007. These improvements came primarily from synergies, from the integration of AquaCap's gross margin and from the higher margin products from the newly-acquired Amisol and DL Canada during 2006.

Selling and administrative expenses were $13.4 million for the quarter ended June 30, 2007, an increase of $2.1 million over the $11.3 million incurred during the same period in 2006. For the six-month period ended June 30, 2007, these expenses were $26.8 million, an increase of $5.5 million over the $21.3 million incurred during the same period in 2006. The increase primarily comes from the increase in operations and revenues and from the acquisitions of AquaCap, Amisol and DL Canada.

EBITDA for the quarter ended June 30, 2007 was $12.7 million compared to $11.7 million during the same period in 2006, an increase of $1.0 million or 8.6%. For the six-month period ended June 30, 2007, EBITDA was $27.6 million compared to $23.0 million in 2006, an increase of $4.6 million or 20.0%. Most of the EBITDA increase in 2007 came from organic growth, from the acquisition of AquaCap in January 2007 and from the acquisitions of Amisol and DL Canada during 2006.

The EBITDA margin increased from 15.7% for the three-month period ended June 30, 2006 to 16.6% for the same period in 2007. Also, the EBITDA margin increased from 15.3% in the first six-month period of 2006 to 16.2% for the same period in 2007. The EBITDA margin increase came essentially from the acquisitions of AquaCap, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

Depreciation and amortization expenses for the quarter ended June 30, 2007 were $1.1 million, an increase of $0.3 million compared to $0.8 million for the same period in 2006. For the six-month period ended June 30, 2007, depreciation and amortization expenses were $2.1 million compared to $1.6 million in 2006. This increase is primarily due to the amortization of the property, plant and equipment and intangibles assets resulting from the new acquisitions of 2006 and 2007.

Dividend income and interest income for the quarter ended June 30, 2007 totaled $0.3 million compared to $2.5 million for the same period in 2006. For the six-month period ended June 30, 2007, dividend income and interest income totalled $0.6 million compared to $5.0 million in 2006. This decrease is almost entirely due to the dividend income decrease totaling $2.3 million per quarter from the termination of the tax loss monetization program with Æterna Zentaris, our former parent company (refer to Related Party Transactions section of our 2006 Annual Report). This program is no longer in effect after the closing of the secondary offering of October 18, 2006. We therefore expect to have a decrease in dividend income for the year of 2007 of $7.4 million equivalent to the decrease we expect to have in financial expenses related to the termination of the same program.

Financial expenses for the quarter ended June 30, 2007 were $2.0 million compared to $4.3 million for the same period in 2006. For the six-month period ended June 30, 2007, financial expenses were $4.1 million compared to $8.5 million in 2006. The decrease is due directly from the termination, in October 2006, of the tax loss monetization program (refer to Related Party Transactions section of our 2006 Annual Report) for which we accounted $2.3 million of interest expense in each quarter of 2006. The decrease was offset by the debt level increase related to the latest acquisitions, particularly AquaCap in January 2007. We expect to have a decrease during the year of 2007 of $7.4 million in financial expenses due to the termination of the tax loss monetization program in 2006. This decrease will be offset by the increase of interest on long-term debt related to the debt level increase of $21.5 million in January 2007 for the acquisition of AquaCap and for the acquisition of Mucos in July 2007 (see subsequent events in the interim consolidated financial statements of the second quarter).

Income tax expense amounted to $2.6 million (or 27.9% of earnings before taxes) for the quarter ended June 30, 2007 compared to $2.6 million (or 28.9% of earnings before taxes) during the same period of 2006. For the six-month period ended June 30, 2007, income tax expense amounted to $6.1 million (or 28.6% of earnings before taxes) compared to $4.6 million (or 26.0% of earnings before taxes) during the same period last year. This variation in tax rate is primarily attributable to the termination, in October 2006, of the tax loss monetization program with Æterna Zentaris, our former parent company (refer to Related Party Transactions section of our 2006 Annual Report).

Net earnings for the quarter ended June 30, 2007 were $6.6 million or $0.22 per share ($0.20 per share on diluted basis) compared to $6.3 million or $0.21 per share ($0.19 per share on a diluted basis) for the same period in 2006, an increase of $0.3 million or 4.9%. For the six-month period ended June 30, 2007, net earnings were $15.2 million or $0.50 per share ($0.47 per share on a diluted basis) compared to $13.2 million or $0.44 per share ($0.41 per share on a diluted basis) in 2006, an increase of $2.0 million or 15.4%.This increase in net earnings is primarily attributable to the accretive acquisitions of AquaCap in January 2007, Amisol in May 2006 and DL Canada in September 2006 and to organic growth in the majority of our operations.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $323.3 million on December 31, 2006, amount to $343.7 million as of June 30, 2007. This increase reflects the acquisition of AquaCap in 2007 and the general increase in other operations. Long-term liabilities totaled $121.6 million as of June 30, 2007 compared to $112.7 million as of December 31, 2006 This increase is mainly due to the acquisition of AquaCap in January 2007, which generated an increase of $21.5 million offset by the reimbursement of a portion of the revolving credit facility during the six-month period ended June 30, 2007 of $13.8 million.

Health & Nutrition Division Results (H&N)

(unaudited)	Quarters ended June 30,		Six-month periods ended June 30,	
(in thousands of US dollars)	2007	2006	2007	2006
	$	$	$	$
Revenues	**28,163**	29,684	**64,059**	57,563
Earnings from operations	**7,567**	7,058	**16,853**	13,728
Depreciation and amortization	**820**	627	**1,594**	1,222
EBITDA	**8,387**	7,685	**18,447**	14,950

Revenues from the Health & Nutrition Division were $28.2 million for the quarter ended June 30, 2007, representing a decrease of $1.5 million or negative 5.1% over revenues of $29.7 million for the same period in 2006. This reduction can be explained by the exceptional performance in the first quarter. For the third quarter of 2007, we expect to generate growth over the same quarter in 2006.

For the six-month period ended June 30, 2007, revenues were $64.1 million compared to $57.6 million in 2006, an increase of $6.5 million or 11.3%. This increase came primarily from the division organic growth as well as from the acquisitions of AquaCap in January 2007 and DL Canada in September 2006.

EBITDA was $8.4 million (or 29.8% of revenues) for the quarter ended June 30, 2007 representing an increase of $0.7 million or 9.1% over the same period in 2006 where the EBITDA was $7.7 million (or 25.9% of revenues). For the six-month period ended June 30, 2007, EBITDA was $18.4 million (or 28.8% of revenues) compared to $15.0 million (or 26.0% of revenues) in 2006, an increase of $3.5 million or 23.4%. Most of this increase came from organic growth, the acquisitions of AquaCap in January 2007 and from synergies realized from this acquisition. The EBITDA margin increase reflects the new EBITDA mix after the acquisition of AquaCap and the additional synergies realized during the first two quarters of 2007 compared to the same period of 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations ▶ Q2-2007

Active Ingredients & Specialty Chemicals Division Results (AI&SC)

(unaudited)

	Quarters ended June 30,		Six-month periods ended June 30,	
(in thousands of US dollars)	**2007**	**2006**	**2007**	**2006**
	$	$	$	$
Revenues	**48,254**	44,599	**107,044**	92,729
Earnings from operations	**4,010**	3,789	**8,654**	7,656
Depreciation and amortization	**282**	199	**537**	421
EBITDA	**4,292**	3,988	**9,191**	8,077

Revenues from the Active Ingredients & Specialty Chemicals Division were $48.3 million for the quarter ended June 30, 2007, representing an increase of $3.7 million or 8.2% over revenues of $44.6 million for the same period in 2006. For the six-month period ended June 30, 2007, revenues were $107.0 million compared to $92.7 million for the same period in 2006, an increase of 15.4%. This increase is attributable essentially to the organic growth in all of our subsidiaries, to the western Canadian market development, to the acquisition of Amisol during the second quarter of 2006 and to the positive impact of the Euro against the US dollar for our European operations.

EBITDA was $4.3 million (or 8.9% of revenues) for the quarter ended June 30, 2007, representing an increase of $0.3 million or 7.6% over EBITDA of $4.0 million (or 8.9% of revenues) for the same period in 2006. For the six-month period ended June 30, 2007, EBITDA was $9.2 million (or 8.6% of revenues) compared to $8.1 million (or 8.7% of revenues) in 2006, an increase of $1.1 million or 13.8%. This EBITDA increase is attributable essentially to organic growth, to the acquisition of Amisol and to the positive impact of the Euro against the US dollar for our European operations.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, our acquisitions and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

At June 30, 2007, the authorized limit of our credit facility was $117.3 million (CAN$125 million) and we had the possibility to increase this amount up to $187.7 million (CAN$200 million) under certain conditions. This credit facility was a three-year term loan and is renewable annually. The facility was bearing interest at variable rates and was secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

On July 4, 2007, the Company modified its credit facility to increase the authorized limit to $350.0 million with the possibility to increase the amount up to $425.0 million under certain conditions. This modified facility now has a 5 year term, with the possibility of lengthening the term for an additional year on each of the 2008 and 2009 anniversary dates. The other terms and conditions are appreciably the same ones as before.

As of June 30, 2007, our consolidated cash and cash equivalents position was $29.0 million and our long-term debt amounted to $101.0 million. This long-term debt includes $88.4 million from our revolving credit facility, leaving approximately $28.9 million available from the current authorized amount of $117.3 million. The other portion of our long-term debt represents a subordinated debt of $12.6 million bearing interest at a rate of 7% and payable in June 2009. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. This interest rate SWAP terminates in December 2008.

On July 12, 2007, an amount of $175.9 million (127.5 million euros) was used on our amended revolving credit facility for the acquisition of Mucos. As of this date, the Company was using $264.3 million of its credit facility out of an authorized amount of $350.0 million. Jointly with this acquisition, the Company contracted an interest rate SWAP in the amount of $119.0 million (86.3 million euros) thereby fixing the interest rate for five years.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in the foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES
Cash flows generated by our operations were $12.2 million for the quarter ended June 30, 2007 compared to $15.3 million for the same period in 2006. The decrease is primarily due to the change in the non-cash operating working capital items of cash flows generated from existing operations. For the six-month period ended June 30, 2007, the cash flows generated by our operations were $22.0 million compared to $15.5 million in 2006. Cash flows generated by our operations during the first six month period of 2006 were negatively impacted by $0.1 million from the change in non-cash operating working capital items while this change was positive by $4.7 million dollars in 2007 and is mainly caused by the accounts receivable reduction.

FINANCING ACTIVITIES
For the quarter ended June 30, 2007, cash flows used for financing activities were $5.8 million compared to cash flows used of $5.1 million during the same period in 2006. For the six-month period ended June 30, 2007, the cash flows generated from financing activities were $5.7 million compared to cash flow used of $6.2 million for the same period in 2006. During 2006, the use of cash for financing activities reflects the repayment of the credit facility. In 2007, the cash flows used for financing activities during the second quarter reflect a payment of $6.1 million on our long-term debt while the cash flows generated during the six-month period ended June 30, reflect the debt of $21.5 million for the acquisition of AquaCap in January 2007 offset by a repayment of long-term debt of $16.3 million.

INVESTING ACTIVITIES
Cash flows used in investing activities (excluding changes in short-term investments) were $2.4 million for the quarter ended June 30, 2007. These cash flows were almost completely used for a contingent payment regarding the acquisition of DL Canada. For the second quarter of 2006, cash flows used in investing activities (excluding changes in short-term investments) amounted to $7.0 million and were used mainly to finalize the acquisition of Amisol. Regarding the six-month period ended June 30, 2007, the cash flow used in investing activities included the payment for the acquisition of AquaCap in January 2007.

OUTSTANDING SHARE DATA
On May 9, 2007, at the general annual and extraordinary shareholders meeting, the multiple voting shares category was canceled and the subordinate voting shares were converted into ordinary shares. As of August 8, 2007, there were 30,825,097 ordinary voting shares and 2,683,850 stock options outstanding.

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

	Quarters ended			
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
	$	$	$	$
Revenues	76,417	94,686	82,532	73,282
H&N	28,163	35,896	28,861	28,290
AI&SC	48,254	58,790	53,671	44,992
EBITDA	12,679	14,959	10,727	10,993
H&N	8,387	10,060	6,913	7,287
AI&SC	4,292	4,899	3,814	3,706
Net Earnings	6,627	8,618	7,035	6,409
EPS basic (1)	0.22	0.28	0.23	0.21
EPS diluted (1)	0.20	0.26	0.22	0.20

	Quarters ended			
	June 30,	March 31,	December 31,	September 30,

	2006 $	2006 $	2005 $	2005 $
Revenues	74,283	76,009	58,358	44,009
H&N	29,684	27,879	10,973	7,002
AI&SC	44,599	48,130	47,385	37,007
EBITDA	11,673	11,354	5,836	5,626
H&N	7,685	7,265	3,187	2,793
AI&SC	3,988	4,089	2,649	2,833
Net Earnings	6,319	6,892	3,999	3,083
EPS basic (1)	0.21	0.23	0.14	0.11
EPS diluted (1)	0.19	0.21	0.13	0.10

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were primarily related to the important acquisitions made during the last 8 quarters. In the H&N Division, the acquisitions of AquaCap in January 2007, DL Canada in September 2006 and Douglas Laboratories in December 2005 are the significant items of the variations. For the AI&SC Division, the Amisol acquisition in May 2006 and the western Canadian market development starting in the fourth quarter of 2006 are the important elements of the variations.

RELATED PARTY TRANSACTIONS

.Æterna Zentaris, formerly our parent company, completed the distribution of all its Atrium Innovations shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium Innovations and no more related party transactions should occur in the future. The last related party transaction we had with Æterna Zentaris, were presented in our 2006 Annual Report (refer to note 18 of our annual consolidated financial statements).

As of June 30, 2007, we were not the primary beneficiary of any variable interest entities.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2007, there was no off-balance sheet arrangement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in Atrium Innovations' accounting policies and estimates since December 31, 2006, except for the new accounting standards as disclosed below. Please refer to the corresponding section in our 2006 Annual Report for a complete description of our critical accounting policies and estimates.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated other comprehensive income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the Other comprehensive income.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in

accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements for the three and six month periods ended June 30, 2007.

Impact of accounting pronouncements not yet adopted

Capital Disclosure
The CICA issued Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments – Disclosures and Financial Instruments - Presentation
The CICA issued Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation" which replace Section 3861, "Financial Instruments – Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS"). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories
The CICA issued Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Going concern
The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. The Company is currently evaluating the effects of adopting the new requirements of this standard.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk
Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended June 30, 2007, there were no significant risks related to operations using forward exchange contracts. Also, there were no significant risks related to forward exchange contracts outstanding as at June 30, 2007.

Credit Risk
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk
We are exposed to market risk from changes in interest rates relating to our new revolving credit facility.
To mitigate this risk, $50.0 million of these borrowings were swapped to a three-year fixed rate maturing in December 2008. As at June 30, 2007, we have only $38.4 million of long-term debt which bears interest at floating rates.

RISK FACTORS

There has been no significant change in the risk factors and uncertainties facing Atrium Innovations, during the six-month period ended June 30, 2007, as described in the Company's 2006 annual MD&A.

CONTINUOUS DISCLOSURE

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-innov.com and www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the year ended June 30, 2007 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of August 8, 2007, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer

John Dempsey

John Dempsey
August 8, 2007

Atrium Innovations Inc.

Interim Consolidated Financial Statements

(expressed in thousands of **US DOLLARS**)

For the periods ended June 30, 2007 and 2006

Atrium Innovations Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of **US DOLLARS**)

Unaudited	As at June 30, 2007	As at December 31, 2006
	$	$
Assets		
Current assets		
Cash and cash equivalents	29,015	22,316
Accounts receivable	52,966	59,719
Income tax recoverable	2,928	3,090
Inventory	30,313	33,226
Prepaid expenses	1,653	1,687
Future income tax assets	518	477
	117,393	120,515
Long-term investment, at cost	1,713	1,566
Property, plant and equipment	8,589	6,202
Deferred charges	952	1,046
Intangible assets	75,715	73,700
Goodwill (note 4)	134,181	116,165
Future income tax assets	5,135	4,124
	343,678	323,318
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	40,769	51,254
Income taxes	420	173
Deferred revenues	146	160
Current portion of long-term debt	265	-
	41,600	51,587
Long-term debt	100,995	92,204
Employee future benefits	259	253
Future income tax liabilities	20,375	20,246
	163,229	164,290
Shareholders' Equity		
Share capital (note 5)	81,176	80,640
Contributed surplus	1,732	1,749
Retained earnings	80,496	65,251
Accumulated other comprehensive income	17,045	11,388
	180,449	159,028
	343,678	323,318

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Luc Dupont, Director

Gérard Limoges, Director

Atrium Innovations Inc.

Interim Consolidated Statements of Retained Earnings

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2007	2006	Six months ended June 30, 2007	2006
	$	$	$	$
Balance - Beginning of period	73,869	45,488	65,251	38,596
Net earnings for the period	6,627	6,319	15,245	13,211
Balance - End of period	80,496	51,807	80,496	51,807

Interim Consolidated Statements of Contributed Surplus

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2007	2006	Six months ended June 30, 2007	2006
	$	$	$	$
Balance - Beginning of period	1,726	1,562	1,749	1,497
Stock-based compensation costs	20	79	51	144
Exercise of stock options	(14)	-	(68)	-
Balance - End of period	1,732	1,641	1,732	1,641

Interim Consolidated Statements of Other Comprehensive Income

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2007	2006	Six months ended June 30, 2007	2006
	$	$	$	$
Net earnings for the period	6,627	6,319	15,245	13,211
Other comprehensive income, net of tax:				
Translation adjustment	4,322	4,888	5,354	5,562
Fair value variation of a derivative designated as cash flow hedge	205	-	87	-
Other comprehensive income	4,527	4,888	5,441	5,562
Comprehensive income for the period	11,154	11,207	20,686	18,773

Interim Consolidated Statements of Accumulated Other Comprehensive Income

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2007	2006	Six months ended June 30, 2007	2006
	$	$	$	$
Balance - Beginning of period	12,518	6,007	11,388	5,333
Adjustment related to the implementation of a new accounting standard (note 2)	-	-	216	-
Other comprehensive income	4,527	4,888	5,441	5,562
Balance - End of period	17,045	10,895	17,045	10,895

The total of the Retained earnings and the Accumulated Other Comprehensive Income as at June 30, 2007 is $97,541 (2006 : $62,702)

The Accumulated Other Comprehensive Income as at June 30 is composed of :	2007	2006
Translation adjustment	16,742	10,895
Fair value variation of a derivative designated as cash flow hedge	303	-
	17,045	10,895

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of **US DOLLARS**, except share and per share data)

Unaudited	Quarters ended June 30, 2007	Quarters ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
	$	$	$	$
Revenues	76,417	74,283	171,103	150,292
Operating expenses				
Cost of sales	50,346	51,225	116,615	105,781
Selling and administrative expenses	13,445	11,259	26,764	21,252
Research and development costs	152	126	298	258
Research and development tax credits, grants and other revenues	(205)	-	(212)	(26)
Depreciation and amortization				
Property, plant and equipement	618	383	1,176	762
Intangible assets	484	443	955	881
	64,840	63,436	145,596	128,908
Earnings from operations	11,577	10,847	25,507	21,384
Other revenues (expenses)				
Dividend income	-	2,350	-	4,608
Interest income	305	173	568	365
Financial expenses				
Interest on long term-debt	(1,803)	(4,278)	(3,768)	(8,219)
Other	(155)	(38)	(292)	(293)
Foreign exchange gain (loss)	(729)	(169)	(650)	2
	(2,382)	(1,962)	(4,142)	(3,537)
Earnings before income tax	9,195	8,885	21,365	17,847
Income tax expense				
Current income tax expense	3,050	2,238	6,646	4,224
Future income tax expense (benefit)	(482)	328	(526)	412
	2,568	2,566	6,120	4,636
Net earnings for the period	6,627	6,319	15,245	13,211
Net earnings per share				
Basic	0.22	0.21	0.50	0.44
Diluted	0.20	0.19	0.47	0.41
Weighted average number of shares outstanding (000's)				
Basic	30,753	30,113	30,711	30,076
Diluted	32,670	32,487	32,632	32,449

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2007	Quarters ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	6,627	6,319	15,245	13,211
Items not affecting cash and cash equivalents				
Depreciation and amortization	1,102	826	2,131	1,643
Deferred charges	25	149	136	289
Deferred revenues	24	(154)	(16)	190
Gain on derivative financial instruments	(11)	-	(12)	-
Stock-based compensation costs	20	79	51	144
Future income taxes	(482)	328	(526)	412
Foreign exchange loss (gain) on long-term items denominated in foreign currency	195	47	219	(244)
Change in non-cash operating working capital items				
Accounts receivable	14,293	10,886	11,397	7,008
Inventory	(325)	(254)	4,575	3,098
Prepaid expenses	307	510	84	36
Accounts payable and accrued liabilities	(8,111)	(3,603)	(11,586)	(10,574)
Income taxes	(1,473)	184	257	326
	12,191	15,317	21,955	15,539
Cash flows from financing activities				
Increase in long-term debt	115	1,755	21,500	1,771
Payments on long-term debt	(6,118)	(6,920)	(16,306)	(8,247)
Issuance of shares, net of share issue expenses and related income tax	245	87	468	232
	(5,758)	(5,078)	5,662	(6,244)
Cash flows from investing activities				
Proceeds from the sale of short-term investments	-	1,457	-	3,193
Business acquisitions, net of cash and cash equivalents acquired	(1,780)	(6,884)	(20,918)	(8,009)
Purchase of property, plant and equipment	(659)	(127)	(991)	(303)
Acquisition of amortizable intangible assets	(2)	(9)	(5)	(22)
	(2,441)	(5,563)	(21,914)	(5,141)
Net change in cash and cash equivalent	3,992	4,676	5,703	4,154
Effect of exchange rate changes on cash and cash equivalents	639	493	996	594
Cash and cash equivalents - Beginning of period	24,384	14,465	22,316	14,886
Cash and cash equivalents - End of period	29,015	19,634	29,015	19,634
Additional information				
Interest paid	1,971	4,143	3,903	10,349
Income taxes paid	5,408	2,095	7,234	3,905

The accompanying notes are an integral part of these interim consolidated financial statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

1 Basis of presentation

These interim financial statements as at June 30, 2007 and for the periods ended June 30, 2007 and 2006, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments - Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated other comprehensive income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the Other comprehensive income.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below The adoption of this Section had no further effects on the financial statements for the three and six month periods ended June 30, 2007.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Capital Disclosure
The CICA issued Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments - Disclosures and Financial Instruments - Presentation
The CICA issued Section 3862, "Financial Instruments - Disclosures" and Section 3863, "Financial Instruments - Presentation" which replace Section 3861, "Financial Instruments - Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS"). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories
The CICA issued Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Going concern
The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. The Company is currently evaluating the effects of adopting the new requirements of this standard.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

3 Business acquisition

On January 19, 2007, the Company acquired, through one of its U.S. subsidiaries, all of the outstanding shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of $19,336,000, including all acquisition-related costs, of which an amount of $19,160,000 was paid cash, net of cash and cash equivalents acquired of $126,000 and $50,000 was accrued as acquisition-related costs. AquaCap is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair value at the acquisition date. This preliminary assesment is subject to change upon receipt of an independant valuation report and the final determination of the fair value of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:	AquaCap $
Assets	
Current assets	3,183
Property, plant and equipment	2,509
Intangible assets	2,000
	7,692
Liabilities	
Current liabilities	1,470
Long-term debt	2,781
Net identifiable assets acquired	3,441
Goodwill	15,895
Purchase price	19,336

Goodwill and intangible assets from AquaCap are included in the Health & Nutrition segment and are not deductible for income tax purposes.

4 Goodwill

The change in the carrying value is as follows :

	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Balance as at December 31, 2005	45,503	63,532	109,035
Acquisitions	2,384	3,001	5,385
Adjustments (a)	1,232	(3,328)	(2,096)
Impact of foreign exchange rate	3,986	(145)	3,841
Balance as at December 31, 2006	53,105	63,060	116,165
Acquisition (note 3)	-	15,895	15,895
Adjustments (a)	-	95	95
Impact of foreign exchange rate	2,061	(35)	2,026
Balance as at June 30, 2007	55,166	79,015	134,181

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

5 Share capital

Authorized

Unlimited number of shares of the following classes :

Ordinary shares, voting and participating, one vote per share

Preferred non-voting shares, preferred dividend, whose emission can be carried out in one or more series

Issued

	As at June 30, 2007		As at December 31, 2006	
	Number	Amount	Number	Amount
		$		$
Ordinary shares				
Balance - Beginning of period	30,624,947	80,640	15,997,447	71,329
Issued pursuant to the stock option plan	152,000	468	627,500	1,605
Stock-based compensation costs	-	68	-	50
Conversion of multiple voting shares into ordinary shares	-	-	14,000,000	7,656
Balance - End of period	30,776,947	81,176	30,624,947	80,640

On May 9, 2007, at the general annual and extraordinary shareholders meeting, the multiple voting shares category was canceled and the subordinate voting shares were converted into ordinary shares.

6 Segment information

The following tables present information by segment :

	Quarters ended June 30,					
	2007			2006		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	48,254	28,163	76,417	44,599	29,684	74,283
Earnings from operations	4,010	7,567	11,577	3,789	7,058	10,847
Depreciation and amortization	282	820	1,102	199	627	826
Capital expenditures	259	402	661	30	106	136

	Six months ended June 30,					
	2007			2006		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	107,044	64,059	171,103	92,729	57,563	150,292
Earnings from operations	8,654	16,853	25,507	7,656	13,728	21,384
Depreciation and amortization	537	1,594	2,131	421	1,222	1,643
Capital expenditures	354	642	996	70	255	325

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

	As at June 30, 2007			As at December 31, 2006		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Allocated segment assets	134,538	194,593	329,131	143,439	164,962	308,401
Unallocated assets			14,547			14,917
Total Assets			343,678			323,318

Unallocated assets consist mainly of cash and cash equivalents, accounts receivables, income taxes recoverable, investment, at cost and future income tax assets.

7 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	Quarters ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Basic weighted average number of shares outstanding (000's)	30,753	30,113	30,711	30,076
Dilutive effect of stock options (000's)	1,917	2,374	1,921	2,373
Diluted weighted average number of shares outstanding (000's)	32,670	32,487	32,632	32,449

8 Subsequent events

Financing

On July 4, 2007, the Company amended and restated its revolving credit facility. This 5 years revolving credit facility may be extended for an additional year in both 2008 and 2009. The authorized amount is $350,000,000 and is bearing interest at variable rates for wich a first hypotec on all assets of the Company and its North America and German subsidiaries. Moreover, all the shares held by the company in its French subsidiaries have been given as collateral security. The Company may increase the authorized amount up to a maximum of $425,000,000 under certain conditions.

Acquisition of Mucos Emulsions GmbH.

On July 12, 2007, the Company, through one of its susidiaries, acquired all of the outstanding shares of Mucos Emulsions GmbH. ("Mucos") for a total cash consideration of approximately $175,900,000. The payment was settled through the Company's amended and restated revolving credit facility. Mucos, whose main brand is Wobenzym™, has been marketing enzyme based products for over 50 years mainly in Germany and Eastern Europe but also in Asia, Latin America and North America.

9 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

Form 52-109F2 – Certification of Interim Filings

I, Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : August 9, 2007

Pierre Fitzgibbon
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : August 9, 2007

John Dempsey

John Dempsey
Vice President Finance
and Chief Financial Officer

END